SOURCE: HUDSON VALLEY HOLDING CORP.

FOR IMMEDIATE RELEASE	CONTACT
Hudson Valley Holding Corp. 21 Scarsdale Road Yonkers, NY 10707	Michael J. Indiveri Executive Vice President and CFO (914) 768-6834

HUDSON VALLEY HOLDING CORP.
ANNOUNCES CASH DIVIDEND

YONKERS, NY, January 26, 2015... Hudson Valley Holding Corp. (NYSE: HVB), announced today that the Board of Directors has declared a cash dividend of $0.08 per share payable to all common stock shareholders of record as of the close of business Friday, February 6, 2015. The dividend will be paid to shareholders on Monday, February 23, 2015.

About Hudson Valley Holding Corp.
Through its Hudson Valley Bank subsidiary, headquartered in Yonkers, N.Y., Hudson Valley Holding Corp (NYSE:HVB) serves small- and mid-sized businesses, professional services firms, not-for-profit organizations and their principals throughout metropolitan New York. The Company focuses on building strategic relationships with its niche customers, providing a full range of banking, deposit, financing, trust and investment management services, in addition to specialized services, such as asset based lending and equipment financing, across varied industries nationwide. With $3.1 billion in assets, $2.8 billion in deposits and 28 branches, Hudson Valley is the largest bank headquartered in Westchester County. Its common stock is traded on the New York Stock Exchange and is a Russell 3000® Index component. More information is available at www.hudsonvalleybank.com